Laura M. Medina (720) 566-4022	VIA EDGAR AND FEDERAL EXPRESS
lmedina@cooley.com
January 23, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 3030
Washington, D.C. 20549

Attn:	Ms. Peggy Fisher

RE:	Replidyne, Inc. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-155887
Dear Ms. Fisher:
On behalf of Replidyne, Inc., we are transmitting for filing one copy of Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-155887 (the “Registration Statement”), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on January 12, 2009.
Please do not hesitate to contact me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,
/s/ Laura Medina
Laura M. Medina, Esq.
LMM:cl

cc:	Brian Cascio, Securities and Exchange Commission
Jong Hwang, Securities and Exchange Commission
Joseph McCann, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward Kronish llp
Robert K. Ranum, Esq., Fredrikson & Byron, P.A.
Alexander Rosenstein, Esq., Fredrikson & Byron, P.A.
David L. Martin, Cardiovascular Systems, Inc.
380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM